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                 June 28, 2023

       Walter S. Hulse, III
       Chief Financial Officer
       ONEOK, Inc.
       100 West Fifth Street
       Tulsa, OK 74103

                                                        Re: ONEOK, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 20, 2023
                                                            File No. 333-272758

       Dear Walter S. Hulse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Anne Peetz